September 10, 2018

United States Securities and Exchange Commission
Division of Corporate Finance

REF:      Response Letter to SEC comment letter Dated September 6, 2018
American Resources Corporation
Form 10-K/A for the Fiscal Year Ended December 31, 2017
Filed August 28, 2018
File No. 000-55456

Dear Sir or Madam,

With respect to the above-referenced comment letter, please see our responses below, in-line with each of your comments and/or questions.

Correspondence Submitted August 28, 2018

Properties, page 10

1.
We note your response to comment 8. Please revise to disclose the percentage of metallurgical coal sales from each of your producing mines and the type of metallurgical coal extracted from your properties.

Response: We have added the requested information on pages 4, 5, 16, and 17.

2.
Please clarify whether your Point Rock Mine as referenced from your map on page 5, and your Wayland Surface Mine as referenced from your map on page 6 are material mines. To the extent they are material properties under Item 102 of Regulation S-K, please provide Industry Guide 7 disclosure.

Response: We have clarified the maps on pages 5, 16, and 17; for the period covered under the 10-K/A neither PointRock nor Wayland Surface were material mines.

3.
We note your response to comment 7 and we partially reissue the comment. For each material property please disclose the work completed on the property. In this regard we note that you expensed $6.9 million in development costs during the year.

Response: We included a discussion on the work completed on the material properties on pages 4, 5, 16, and 17.

4.
We note your response to comment 11. Additionally we note your statement on page 10 indicating that you have no reserves. As a company with no reserves you are in the exploration stage pursuant to the definitions in Paragraph (a) (4) of Industry Guide 7. Beginning on page 4 under the business section of your filing, please revise your disclosures here and throughout your filing to refer to your company and business activities as being in the exploration stage until mineral reserves are defined on your properties.

Response: We have included such clarification on pages 4, 10, 16, and 19 in the 10-K/A and on page 12 of the Q1 10-Q/A.

American Resources Corporation ● www.AmericanResourcesCorp.com
P.O. Box 606 ● Fishers, IN ● 46038
Indiana ● Kentucky ● St. Croix ● New York

Results of Operations for the Years Ended December 31, 2017 and December 31, 2016, page 20

5.
We note your response to comment 14. Please provide the information and disclosures previously requested. We note, for example, that you propose to include new disclosures that state that "expenses increased according to increased demand" but you have not described what these expenses are or if you expect them to continue in the future.

Response: We have clarified and expanded the language on page 20.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder
Matters, page 30

6.
We note your response to comment 16 and your proposed changes. While we note that the warrant agreement limits Golden Properties' ownership of your common stock to 9.99%, for clarity and completeness please disclose the full number of shares that Golden Properties' beneficially owns (including all shares underlying all the warrants owned by Golden Properties).

Response: We have included that figure on page 30.

Basis of Presentation and Consolidation, page F-7

7.
We note your response to comment 18 including your analyses. For each of ERC Mining LLC and Land Resources and Royalties LLC, please disclose your respective equity interest holdings (if any). Further explain how you as primary beneficiary may be deemed to have controlling financial interest based on your respective variable interest holdings and disclose the information required in ASC 810-10-50-5A.

Response: We have clarified on page F-7 that the company has no ownership in ERC Mining LLC or Land Resources & Royalties LLC. The information required by ASC 810-10-50-5A is outlined in the footnotes describing the transactions with the VIE; LRR (Note 5) and ERC (Note 6)

Coal Property and Equipment, page F-10

8.
We note your response to comment 11 that you do not have proven and probable reserves as defined in Industry Guide 7. Please provide that statement in lieu of your disclosure hereunder regarding your depreciation policy for coal properties. In the alternative, please delete your disclosed depreciation policy for coal properties.

Response: We have clarified the language on page F-10 to remove the depreciation policy for our coal properties.

Note 1- Summary of Significant Accounting Policies
Mine Development, page F-10

9.
In light of your disclosure that you have no reserves, it is unclear to us why you do not expense development costs of new mines. Please advise or revise.

Response: We have revised the language on page F-10.

General

10.
We note your response to comment 23. Please revise your proposed business disclosures on pages 4, 16, and F-4 to clarify that the "gasoline, diesel and natural gas" operations referenced are historical operations and do not represent, if true, the company's current operations and business plan.

Response: We have added the clarification on pages 4 and 16. Page F-4 of the Form 10-K/A does not appear to have that discussion. We have also made the same clarification on page 12 of the Q1 10-Q/A.

11.
We note your response to comment 24. Please clarify your relationship with Quest LNG.

Response: Quest LNG does not exist as a business entity and there is no relationship with American Resources Corporation.

American Resources Corporation ● www.AmericanResourcesCorp.com
P.O. Box 606 ● Fishers, IN ● 46038
Indiana ● Kentucky ● St. Croix ● New York

Form 10-Q for the Quarter Ended June 30, 2018

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 20

12.
We note your response to comment 25 and your proposed disclosures as well as your recent disclosure hereunder. Please expand your disclosure to address your available credit lines and any uncertainty in your ability to tap the capital markets for additional funding to defray your current obligations totaling $37.5 million and expected capital outlays.

Response: We have added language on page 17 of the Q1 10-Q/A to expand on our lack of credit lines available and the uncertainty regarding our strategy.

After review of the responses and the 10-K/A and 10-Q/A, please let us know if you have additional questions or comments

____________________________________
Kirk P. Taylor
Chief Financial Officer

American Resources Corporation ● www.AmericanResourcesCorp.com
P.O. Box 606 ● Fishers, IN ● 46038
Indiana ● Kentucky ● St. Croix ● New York

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